Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania  19103

Tel:  (215) 963-5000 / Fax:  (215) 963-5001

October 1, 2015

By Electronic Submission and Federal Express

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

ATTN: Jeffrey P. Riedler

Re:	Cerecor Inc. — Amendment No. 3 to Registration Statement on Form S-1
(File No. 333-204905)

Ladies and Gentlemen:

On behalf of Cerecor Inc. (the “Company”), transmitted via the Securities and Exchange Commission’s EDGAR System for filing pursuant to the Securities Act of 1933, as amended, is Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company relating to the registration of the offer and sale of the Company’s units. For the convenience of the Staff’s review, the Registration Statement, marked to reflect changes against Amendment No. 2, are being delivered to Mr. Scot Foley.

Please contact the undersigned at (215) 963-5716 with any questions or comments you may have regarding this submission.

Very truly yours,

/s/ Kevin S. Shmelzer

Kevin S. Shmelzer, Esquire